CUSIP No. 805423 10 0	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 11)1

SAVVIS, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

805423 10 0
(CUSIP Number)

Welsh, Carson, Anderson & Stowe	Othon A. Prounis, Esq.
320 Park Avenue, Suite 2500	Ropes & Gray LLP
New York, New York 10022	1211 Avenue of the Americas
Attention: Jonathan M. Rather	New York, New York 10036
Tel. (212) 893-9500	Tel. (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0	Page 2 of 5 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		Welsh, Carson, Anderson & Stowe VIII, L.P.

2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]

3)	SEC Use Only

4)	Source of Funds		Not Applicable

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable

6)	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	10,285,694 shares of Common Stock
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	10,285,694 shares of Common Stock
	10)	Shared Dispositive Power	-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		10,285,694 shares of Common Stock

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]

13)	Percent of Class Represented by Amount in Row (11)		18.3%

14)	Type of Reporting Person		PN

CUSIP No. 805423 10 0	Page 3 of 5 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		WCAS Management Corporation

2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]

3)	SEC Use Only

4)	Source of Funds		Not Applicable

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable

6)	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	80,759 shares of Common Stock
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	80,759 shares of Common Stock
	10)	Shared Dispositive Power	-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		80,759 shares of Common Stock

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]

13)	Percent of Class Represented by Amount in Row (11)		0.1%

14)	Type of Reporting Person		CO

CUSIP No. 805423 10 0	Page 4 of 5 Pages

Amendment No. 11 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002, Amendment No. 4 thereto filed on December 30, 2004, Amendment No. 5 thereto filed on July 6, 2006, Amendment No. 6 thereto filed on January 3, 2007, Amendment No. 7 thereto filed on February 28, 2007, Amendment No. 8 thereto filed on  May 25, 2007, Amendment No. 9 thereto filed on July 6, 2007 and Amendment No. 10 thereto filed on May 19, 2008 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on a total of 56,117,002 shares of Common Stock outstanding as of October 29, 2010, as reported in the Form 10-Q for the quarterly period ended September 30, 2010 filed by the Issuer with the Commission on November 5, 2010.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 10,285,694 shares of Common Stock, or approximately 18.3% of the Common Stock outstanding.  VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS

WCAS owns 80,759 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

Managing Members of VIII Associates and  WCAS Principal

(i) Patrick J. Welsh owns 719,140 shares of Common Stock, or approximately 1.3% of the Common Stock outstanding.

(ii) Russell L. Carson owns 374,998 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 712,944 shares of Common Stock, or approximately 1.3% of the Common Stock outstanding.

(iv) Thomas E. McInerney 627,043 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding.

(v) Robert A. Minicucci owns 159,410 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

(vi) Anthony J. deNicola beneficially owns an aggregate 191,423 shares of Common Stock (142,633 directly and 48,790 indirectly, by the Anthony & Christie deNicola Family Foundation), or approximately 0.3% of the Common Stock outstanding.

(vii) Paul B. Queally beneficially owns an aggregate 159,431 shares of Common Stock (151,646 directly and 7,785 indirectly, by the Paul & Anne-Marie Queally Foundation), or approximately 0.3% of the Common Stock outstanding.

 (viii) Jonathan M. Rather owns 30,356 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 14,156 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns 24,045 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xi) Sanjay Swani owns 13,705 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII.  Each of the managing members of VIII Associates and the WCAS Principal disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or as the WCAS Principal, as the case may be, in the securities owned by WCAS VIII and/or WCAS.

(c) On December 7, 2010, WCAS VIII distributed in kind 5,000,000 shares of Common Stock to its partners, including 542,323 shares to VIII Associates (the “GP shares”), and VIII Associates distributed such GP shares to its members immediately thereafter .

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS.

(e) Not Applicable.

CUSIP No. 805423 10 0	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2010

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.

By:	/s/ David Mintz
Attorney-in-Fact

WCAS MANAGEMENT CORPORATION

By:	/s/ David Mintz
Attorney-in-Fact